         UNITED STATES OF AMERICA
                Before the
    SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

In the Matter of

NATIONAL FUEL GAS COMPANY                                    THIRTY-SIXTH
NATIONAL FUEL RESOURCES, INC.                                 CERTIFICATE
                                                              PURSUANT TO
File No. 70-7833                                                RULE 24

(Public Utility Holding Company Act of 1935)

--------------------------------------------

              In accordance  with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel  Resources,  Inc.  ("NFR") (File No.  70-7833,
HCAR No.  35-25437),  attached as Exhibit "A" is an Income  Statement of NFR for the Three and Twelve  Months ended  December 31, 2000.  Also attached as Exhibit
"B" is the Balance sheet of NFR as of December 31, 2000.
              IN WITNESS  WHEREOF,  the  undersigned  companies have duly caused this Certificate to be signed this 15th day of February, 2001.

                                     NATIONAL FUEL RESOURCES, INC.

                                     By:  /s/ William M. Petmecky
                                        ---------------------------------------
                                        William M. Petmecky, Secretary

                                     NATIONAL FUEL GAS COMPANY

                                     By:  /s/ James R. Peterson
                                        ---------------------------------------
                                        James R. Peterson, Assistant Secretary